KW 3/6/14

14046626

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48236

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FPCM SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 BROADWAY, 21st FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT R. LEWIS 212-380-2280
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SaxBST LLP
(Name – *if individual, state last, first, middle name*)

855 VALLEY ROAD (Address) CLIFTON (City) NJ (State) 07013 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, ROBERT R. LEWIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FPCM SECURITIES, LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JANET ROBLES
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RO6137590
Qualified in Kings County
My Commission Expires December 5, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FPCM Securities, LLC

Report Pursuant to Rule 17a-5

Financial Statements

December 31, 2013

FPCM Securities, LLC

Report Pursuant to Rule 17a-5

Financial Statements

December 31, 2013

CONTENTS

SAXBST
ACCOUNTING / TAX / ADVISORY

Independent Auditor's Report

Board of Directors
FPCM Securities, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of FPCM Securities, LLC (the Company) as of December 31, 2013, and the related statements of income, changes in member's capital, and cash flows for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FPCM Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

SaxBST LLP

Clifton, New Jersey
February 13, 2014

FPCM Securities, LLC

Statement of Financial Condition
December 31, 2013

ASSETS		
ASSETS		
Cash and cash equivalents	$	75,571
Accounts receivable		150,653
Other assets		26,001
TOTAL ASSETS	**$**	**252,225**
LIABILITIES AND MEMBER'S CAPITAL		
LIABILITIES		
Accrued commissions and other payables	$	184,954
MEMBER'S CAPITAL		67,271
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$**	**252,225**

See accompanying Notes to Financial Statements.

FPCM Securities, LLC

Statement of Income
Year Ended December 31, 2013

REVENUE	
Commission income	$ 1,691,514
Interest and dividend income	5
Total revenue	1,691,519
EXPENSES	
Commissions	1,482,436
General and administrative	113,656
Regulatory and professional fees	50,861
Total expenses	1,646,953
Net income	**$ 44,566**

See accompanying Notes to Financial Statements.

FPCM Securities, LLC

Statement of Changes in Member's Capital
Year Ended December 31, 2013

MEMBER'S CAPITAL, *beginning of year*	$	77,680
Capital distributions to member		(54,975)
Net income		44,566
MEMBER'S CAPITAL, *end of year*	**$**	**67,271**

See accompanying Notes to Financial Statements.

FPCM Securities, LLC

Statement of Cash Flows
Year Ended December 31, 2013

CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES	
Net income	$ 44,566
Adjustments to reconcile net income to net cash provided by	
(used for) operating activities	
(Increase) decrease in assets	
Accounts receivable	4,299
Other assets	2,670
Increase (decrease) in liabilities	
Accrued commissions and other payables	35,864
	87,399
CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES	
Capital distributions to member	**(54,975)**
Net increase in cash and cash equivalents	32,424
CASH AND CASH EQUIVALENTS, *beginning of year*	43,147
CASH AND CASH EQUIVALENTS, *end of year*	**$ 75,571**

See accompanying Notes to Financial Statements.

FPCM Securities, LLC

Notes to Financial Statements
December 31, 2013

Note 1 - Nature of Business

FPCM Securities, LLC (the "Company"), a wholly-owned subsidiary of FPCM Holdings, LLC (the "Parent Company"), was formed on February 14, 1995 under the Delaware Limited Liability Act. The Company acts as a broker-dealer engaging in the business of offering and selling securities and providing related financial services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The principal office of the Company is located at 140 Broadway, 21st Floor, New York, NY 10005. No member is obligated personally for any debt, obligation, or liability of the Company solely by reason of being a member or acting as a manager.

The Company shall dissolve upon the earlier of the dissolution date specified by managers or withdrawal of all managers, insolvency, liquidation, or bankruptcy.

The Company does not hold funds or securities for customers. Accordingly, as of December 31, 2013, the Company claims an exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 based upon paragraph (k)(2)(i) of the Rule.

The Company also entered into a Financial Operational and Procedures Agreement with Capital Markets Compliance, LLC in January 2006 to outsource its Financial and Operational Principal and Chief Financial Officer responsibilities.

Note 2 - Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Codification. The following is a summary of significant accounting policies used in preparing the financial statements:

a. *Cash and Cash Equivalents*

For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

b. *Revenue Recognition*

Revenue, which consists principally of commissions on private placement variable life insurance and annuity contracts as well as registered products, is recognized on a trade date basis.

c. *Commissions*

Commission expense is recognized when the related revenue is earned and paid to an independent contractor for providing the Company with introductions to accredited investors. Commissions are paid within 30 days of the Company's successful receipt, deposit, and availability of funds for payments from commission revenue.

Note 2 - Summary of Significant Accounting Policies – Continued

d. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenue and expenses during the period. The Company believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

e. Income Taxes

The Company does not record a provision for U.S. federal, state, or local income taxes because the Parent Company reports its share of the Company's income or loss on its income tax returns. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2013.

The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next 12 months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state, and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest and income tax expense, respectively. The Company has no amounts accrued for interest or penalties as of December 31, 2013.

f. Subsequent Events

The Company has evaluated subsequent events, through February 13, 2014, the date the financial statements were available to be issued.

Note 3 - Related Party Transactions

In June 2012, the Company entered into an annual agreement with First Principles Capital Management, LLC, an affiliate of the Parent Company, to provide leased office space and administrative services to the Company.

The agreement requires the Company to pay monthly fees of $6,000 per month. The monthly fee includes rents, utilities, office expenses, computer equipment, information technology, property taxes, property insurance, repairs, and maintenance. Expenses related to the agreement for the year ended December 31, 2013 were $72,000, and are included in general and administrative expenses.

As a result of these transactions, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10:1. At December 31, 2013, the Company had net capital of $72,048, which was $63,384 in excess of its required minimum net capital of $8,664. The Company's ratio of aggregate indebtedness, which is comprised of accrued commissions and other payables, to net capital was 1.8:1 as of December 31, 2013.

Note 5 - Major Contracts

Approximately 75% of the Company's commission revenue for the year ended December 31, 2013 was derived from the commission contracts with three insurance companies. Accounts receivable of approximately $111,600 was due from these companies as of December 31, 2013 and was collected during January of 2014.

SAXBST

ACCOUNTING / TAX / ADVISORY

Independent Auditor's Report on Supplementary Information

Board of Directors
FPCM Securities, LLC

We have audited the financial statements of FPCM Securities, LLC as of and for the year ended December 31, 2013, and have issued our report thereon dated February 13, 2014, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information in the Computation of Net Capital Required by Rule 15c3-1 of the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Computation of Net Capital Required by Rule 15c3-1 of the Securities Exchange Act of 1934 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Computation of Net Capital Required by Rule 15c3-1 of the Securities Exchange Act of 1934 is fairly stated in all material respects in relation to the financial statements as a whole.

SaxBST LLP

Clifton, New Jersey
February 13, 2014

FPCM Securities, LLC

Supplementary Information - Computation of Net Capital Required by Rule 15c3-1 of the Securities Exchange Act of 1934 Year Ended December 31, 2013

NET CAPITAL		
Total member's capital	$	67,271
ADD ALLOWABLE CREDITS		
Accrued discretionary bonus		55,000
LESS NON ALLOWABLE ASSETS		
Accounts receivable		22,711
Other assets		26,001
Total net capital before haircuts		73,559
LESS HAIRCUTS ON SECURITIES		
Money market funds		1,511
NET CAPITAL	$	72,048
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net capital requirements:		
6 2/3 percent of net aggregate indebtedness		8,664
Minimum dollar net capital required		5,000
Net capital required (greater of above)		8,664
EXCESS NET CAPITAL	**$**	**63,384**
AGGREGATE INDEBTEDNESS	**$**	**129,953**
Ratio of aggregate indebtedness to net capital		**1.8 : 1**

Note: There are no material differences between the above computation and the Company's corresponding unaudited Focus filing as of December 31, 2013. The Company claims an exemption to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of the rule.

See Independent Auditor's Report on Supplementary Information.

SAXBST
ACCOUNTING / TAX / ADVISORY

Independent Auditor's Report on Internal Control over Financial Reporting

Board of Directors
FPCM Securities, LLC

In planning and performing our audit of the financial statements of FPCM Securities, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority or the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SaxBST LLP

Clifton, New Jersey
February 13, 2014

BST

SAXBST
ACCOUNTING / TAX / ADVISORY

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
FPCM Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by FPCM Securities, LLC (the Company), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SaxBST LLP

Clifton, New Jersey
February 13, 2014

FPCM Securities, LLC

Schedule of Assessments and Payments
Year Ended December 31, 2013

For the year ended December 31, 2013 no assessment payments were required to be made as reported on SIPC-6 and SIPC-7 in accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934.

See Independent Accountant's Report.